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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                               (Amendment No. 2)


                           CLINICHEM DEVELOPMENT INC.
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                                (Name of Issuer)

                      CLASS A COMMON SHARES, NO PAR VALUE
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                         (Title of Class of Securities)

                                  186-906-103
             -----------------------------------------------------

                                 (CUSIP Number)

     Charles-A. Tessier, Vice President, Legal Affairs and General Counsel
               BioChem Pharma Inc., 275 Armand Frappier Boulevard
                          Laval, Quebec H7V 4A7 Canada
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      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 July 28, 2000
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

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CUSIP No. 186-906-103                     13D                  Page 2 of 4 Pages
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        1  NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
           (ENTITIES ONLY)

           BioChem Pharma Inc.
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        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|

                                                                         (b) |_|
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        3  SEC USE ONLY


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        4  SOURCE OF FUNDS*


           WC
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        5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) or 2(e)                                              |_|


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        6  CITIZENSHIP OR PLACE OF ORGANIZATION)

           Laval, Quebec, Canada
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     NUMBER OF                7  SOLE VOTING POWER
       SHARES
    BENEFICIALLY                 559,674
      OWNED BY        ---------  -----------------------------------------------
        EACH                  8  SHARED VOTING POWER
     REPORTING
    PERSON WITH                  N/A
                      ---------  -----------------------------------------------
                              9  SOLE DISPOSITIVE POWER

                                 559,674
                      ---------  -----------------------------------------------
                             10  SHARED DISPOSITIVE POWER

                                 N/A
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       11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           559,674
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       12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                   |_|
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       13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           20.6%
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       14  TYPE OF REPORTING PERSON*

           CO
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



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Page 3 of 4 Pages

         This amendment Number 2 amends and supplements the Statement on
Schedule 13D (the "Schedule 13D") filed on behalf of BioChem Pharma Inc. ("BioChem"), a publicly-owned Canadian pharmaceutical company incorporated under the laws of Canada, relating to the Class A Common Shares, no par value per share, of CliniChem Development Inc. (the "Company"). Capitalized terms used and not defined in this Amendment have the meanings set forth in the Schedule 13D.
Item 3 ("Source and Amount of Funds or Other Consideration"), Item 4 ("Purpose of the Transaction"), Item 5 ("Interest in Securities of the Issuer") and Item 7 ("Material to be Filed as Exhibits") are hereby amended and supplemented to add the following:

Item 3.   Source and Amount of Funds or Other Consideration.

         BioChem purchased 396,274 Class A Common Shares of the Company from Glaxo Wellcome Inc. ("Glaxo") on July 28, 2000 pursuant to a Share Purchase Agreement dated July 27, 2000 between BioChem and Glaxo. The aggregate purchase price paid for the shares of Series A Common Stock purchased from Glaxo was $3,816,119 or $9.63 per share. BioChem has paid the purchase from its working capital.


Item 4.   Purpose of Transaction.

         On March 31, 1998, BioChem entered into a Distribution Agreement with CliniChem pursuant to which BioChem agreed to contribute Cdn$150 million of cash to CliniChem as a capital contribution and exchange the shares of capital stock of CliniChem then held by BioChem for all outstanding shares of Class A Common Stock and Class B Common Stock, no par value (the "Class B Common Stock"), of CliniChem. BioChem then distributed all Class A Common Shares then held by it to its shareholders.

         Pursuant to CliniChem's Articles of Incorporation, all of the Class A Common Stock is subject to a purchase option whereby the holder of the majority of the outstanding Class B Common Stock can acquire all of the shares of Class A Common Stock at a price to be set according to a predetermined formula upon the earlier to occur of (i) March 31, 2003 and (ii) the 90th day after CliniChem's financial statements show cash and cash equivalents of less than Cdn$5.0 million. BioChem, as the holder of the majority of Class B Common Stock, currently holds the purchase option. Under the terms of such option, BioChem may elect to issue its common shares in satisfaction of the purchase price.

         On January 10, 2000, BioChem announced its plan to exercise its purchase option of all the outstanding Class A Common Stock when CliniChem's funding runs out, which is expected sometime before year-end. Since January 10, BioChem from time to time has purchased an aggregate of 163,400 shares of Class A Common Stock in the open market. Although, BioChem currently intends to exercise the purchase option when CliniChem's funding runs out, BioChem may continue from time to time to purchase shares of Class A Common Stock in the open market or privately negotiated transactions or otherwise as it deems appropriate.

Item 5.  Interest in Securities of the Issuer:

         (a)  Amount Beneficially Owned

                  559,674 shares

         (b)  Percent of Class



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Page 4 of 4 Pages

                  20.6%

         (c)  Number of shares as to which such person has:

                  (i)      sole power to vote or to direct the vote

                           559,674

                  (ii)     shared power to vote or to direct the vote

                           N/A

                  (iii)    sole power to dispose or to direct the disposition of

                           559,674

                  (iv) shared power to dispose or to direct the disposition of

                           N/A

         (d) Other Persons known to have the right to receive or the power to direct the receipt of dividends.

                  N/A

         (e)  Ownership of Five Percent or Less of a Class

                  N/A

Item 7.  Material to be Filed as Exhibits.

                  99.1 Share Purchase Agreement relating to CliniChem Development Inc. dated July 27, 2000.

                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        August 2, 2000
                                 ----------------------------
                                            (Date)


                                      /s/  Fred Andrew
                                 ----------------------------
                                          (Signature)

                                         Fred Andrew
                                   Chief Financial Officer
                                 ----------------------------
                                         (Name/Title)